

Mail Stop 3561

July 31, 2018

Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp
215 Gordon's Corner Road, Suite 1a
Manalapan NY 07726

> **Re:** **Sun Pacific Holding Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 000-51935**

Dear Mr. Campanella:

We issued comments to you on the above captioned filing on May 31, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 14, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure